NOCOPI TECHNOLOGIES, INC.
                          1996 REPORT TO SHAREHOLDERS


                                 April 28, 1997


Dear Shareholders:

Your company's consolidated revenues for the year ended December 31, 1996 were $3,640,300 compared to $3,019,700 in 1995 and $1,761,700 in 1994. Revenues in
1996 were 21% better than 1995 and 71% higher than 1994. The revenue growth over the past three years is encouraging. However, the net loss in 1996 did not follow our improved revenue performance. In 1996, the loss was $408,300 as compared to a $241,900 loss for 1995. The primary reason for the additional loss relates to lower revenues realized from our Georgia Pacific license agreement and unforeseen delays in anticipated revenues from our 3M agreement.

We believe that a significant portion of Nacopi's increased sales performance is attributed to a growing number of domestic and international businesses that recognize the estimated $200 billion dollars a year lost to counterfeiting, fraud and diversion activities must be brought under control. Technology-based solutions, such as those developed and sold by Nocopi, can provide them with effective weapons to use as counter-measurers in their fight to preserve and protect their proprietary product revenues.

These positive market conditions help create the very solid foundation that supports our enthusiastic confidence for the future of our company. There is an abundance of new and exciting security application opportunities. Nocopi is recognized as the leading provider of interactive solutions, and we are well positioned to capture our share of the increased market potential.


             Sugartown Square, 230 Sugartown Road, Wayne, PA 19087
                    Telephone 610 687-2000 Fax 610 687-9194

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                            NOCOPI TECHNOLOGIES, INC.
                           1996 REPORT TO SHAREHOLDERS


This past year has been a frustrating one for Nocopi's shareholders, directors and managers. All of us have had to cope with the disappointment in the results of the reverse stock split. Let's step back for a moment and re-examine the reasons for the split.

In 1996, The Board of Directors recommended to the shareholders that Nocopi's common stock be reverse split on a 1 for 5 basis. The recommendation was predicated on the fact that 70 million outstanding shares of common stock, used as a divisor to calculate reported earnings per share would produce a very low EPS. The result had a negative impact on the market valuation of the share price. Low earnings per share would make it unlikely that the company could reach and maintain a share price that would be high enough to realize our common objective for inclusion in the NASDAQ Small Cap Market or National Market System listings.

Consequently, the board recommended a reverse 1 for 5 split that had the effect of reducing the outstanding shares of the company from 70 million to 14 million. The anticipated basis for EPS improvement would help build a platform of support for a potentially higher market valuation for Nocopi's shares.

The shareholders understood the rationale of the board's proposal and overwhelmingly voted to approve the 1 for 5 reverse stock split. They shared in the belief that these conclusions were the correct and necessary actions to properly position Nocopi in the financial marketplace. Unfortunately, this has not been the case, and it has resulted in a regrettable dilution in the company's capitalization.

Many of you have called our office for more information in an effort to have a better understanding of the current situation and prospectus for the future. As owners of the company you are entitled to turn to Nocopi for information. Management will always, to the best of their ability, try to provide the answers to your questions.

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                            NOCOPI TECHNOLOGIES, INC.
                           1996 REPORT TO SHAREHOLDERS


The agreements that we have entered into with Georgia-Pacific, 3M Corporation and Globe Ticket are an important facet of our marketing and sales programs. The revenues generated from the resulting license fees are key elements in our financial business plans. The following status report for each partner will update you on this important segment of our business activities.

GEORGIA - PACIFIC Our license agreement gave Georgia-Pacific the exclusive right to sell Rub & Reveal check stock to check printers. Their existing check stock product lines are designed to be marketed and sold to large volume wide-web check printers like Deluxe and Harland. Offset press printers do not use Georgia-Pacific products because the majority of their customers purchase in smaller quantities. Georgia-Pacific's small volume pricing would position offset produced checks in non-competitive price ranges.

However, there are thousands of offset printers in the U.S. who include checks in their product lines. They represent a large market opportunity for Nocopi, and we have developed new products that are compatible with their production facilities. Based on these circumstances, we approached Georgia-Pacific and suggested that we re-negotiate our license agreement. Georgia-Pacific agreed to open the offset market to Nocopi direct sales, and to encourage development of wide-web business, Nocopi granted a continuation to Georgia-Pacific to sell selected wide-web, large volume, check printers Nocopi treated paper on a no-license-fee basis for twelve months. Both companies have agreed to return to the bargaining table in November 1997.

3M CORPORATION Our business with 3M has experienced a longer than anticipated start-up curve. They had to build and train an international marketing and direct sales organization capable of marketing and selling covertly coded pressure sensitive labels that incorporate Nocopi technology. These new 3-M labels are designed to protect a myriad of products from counterfeiters and diverters. In November 1996 3M renewed the joint venture license agreement for two more years. We are confident the 3M product lines will begin to achieve significant market penetration.

GLOBE TICKET Globe and Nocopi have worked together since 1992. Globe uses Nocopi technology that includes Rub & Reveal, ColorBloc, and pen-activated inks to provide their customers with the tools to authenticate event tickets and passes. Some of their major customers have included The NFL, Collegiate Football, 1996 Summer Olympics, and a variety of theaters, concert halls, and amusement and theme parks. The license revenue that Nocopi receives from Globe has increased each year, and they recently renewed their licensce agreement through September 1999.

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                            NOCOPI TECHNOLOGIES, INC.
                           1996 REPORT TO SHAREHOLDERS


Nocopi has demonstrated that it has the ability to identify market needs and then create products that are designed to satisfy these needs. If the needs have a broad-based appeal they will present new business opportunities that high-volume sales potential. We believe that two product development breakthroughs, perfected in 1996, match this description.

The restructured license agreement with Georgia-Pacific opened the offset check printing market for us. For the first time we can market and sell product to these printers on a direct basis. The key factor that allowed this transition to occur relates to a successful new product development. In 1996, Nocopi developed the technology that created a Rub & Reveal ink product that is compatible with the offset printing process. This new ink means that offset printers are no longer dependent on Georgia-Pacific paper to print Rub & Reveal checks. They can now incorporate Rub & Reveal in their product line offerings to provide their customers with an extra measure of safety and protection against fraud and counterfeiting. This should create new sales and marketing opportunities for Nocopi that could develop into a substantial source of revenue for the company.

In 1993, Nocopi's Research and Development Group created technology that allowed fax machine transmissions to be sent to a recipient on a secure basis. The message printed by the receiving fax machine could not be read until the designated person that fax was sent to, personally activated the fax paper. However, the technology was limited to thermal fax machines, and it was felt that the development had limited marketability because plain paper fax machines were replacing thermal machines. Consequently, the R&D project continued, and in 1996 a successful process was unveiled that permitted plain paper fax machines to receive secure transmissions.

Two new products have evolved from the technology, SecretFax(Trademark) allows a plain paper inkjet fax machine to receive transmissions that must be activated by the recipient before it can be read. SecurPrint(Trademark) enables an inkjet printer to produce documents on which, at the discretion of the author, a portion of, or all of the document's copy remains hidden until the specific addressee activates the document.

We believe this new product line has an encouraging potential, and it is our intention to develop marketing and sales strategies to successfully introduce these new products in 1997.

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                            NOCOPI TECHNOLOGIES, INC.
                           1996 REPORT TO SHAREHOLDERS


Euro-Nocopi S.A., with headquarter offices in Paris, has been operating in Europe since 1995. Business is conducted in three offices that are located in England, France and Germany. They market and sell Nocopi's technologies and products under an exclusive license agreement.

In 1996 Dr. Arshavir Gundjian, Senior Vice President, Technology & Technical Sales Worldwide, was appointed to serve as Director General of Euro-Nocopi S.A. His time is divided between Europe and the United States. Dr. Gundjian has been affiliated with Nocopi since 1985 and has served as a member of the Board of Directors since 1991. There is great potential for Nocopi's products in Europe, and Dr. Gundjian's experience and guidance will be a valuable asset that will be utilized to help the business to continue to grow and prosper.

We are very pleased to announce that Mr. Leonard M. Lodish has agreed to join Nocopi as a Marketing Consultant. Mr. Lodish is the Samuel R. Harrell Professor in the Marketing Department of the Wharton School, University of Pennsylvania. He holds a Ph.D., Marketing and Operations Research, and an AB in Mathematics from Kenyon College. Professor Lodish's primary research and consulting areas of expertise are in strategic and tactical marketing planning, marketing support systems, and marketing and sales strategy. He has consulted with numerous major firms world wide, including Procter & Gamble, Syntax Laboratories, Merck & Co. and Pepsi Cola.

Ray B. Mundt, who remains on the board, relinquished his position as Chairman of the Board in February 1997. Mr. Mundt has served on the Board of Directors since 1989 and was appointed Chairman of the Board in 1990. This change reflects his election as Chairman and Chief Executive Officer of Unisource Worldwide, which became a listed company on the New York Stock Exchange in January 1997. Nocopi shareholders will want to join us in expressing to Mr. Mundt sincere appreciation for the tremendous effort that he has put forth as Chairman of Nocopi. Everyone extends best wishes to him in his new assignment at Unisource.

We know that all of the shareholders will join Nocopi's management and employees in extending a warm welcome to Edward N. Patrone, who succeeds Ray Mundt as Chairman of the Board of Nocopi Technologies, Inc. Mr. Patrone was formerly Presidents of Paper Corporation of America, a subsidiary of Alco Standard Corporation, until his retirement in May 1991. Mr. Patrone also serves as a Director of CompuCom Systems, Inc., Prime Source Corporation and Chestnut Hill College. He become a director of Nocopi in June 1996.

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                            NOCOPI TECHNOLOGIES, INC.
                           1996 REPORT TO SHAREHOLDERS


In this 1996 Report to Shareholders we have acknowledged that last year was a disappointment for all of us who are associated with Nocopi. We traveled on some rough roads, rode over a few bumps, and were forced to follow a few detour signs. However, we have experience in coping with temporary detours, and we know that we are on course and heading in the right direction. In this report, we have tried to emphasize the positive factors that give us a high level of confidence in the future. Your management is determined that Nocopi will emerge as a stronger company with improved product lines and expanded market opportunities.

We look forward to being with you at our Annual Shareholders Meeting which will be held at the The Desmond Hotel, 1 Liberty Boulevard, Malvern, PA, on June 9, 1997. The meeting will start at 9:30 a.m.

Thanking you for your continued support and encouragement.

Sincerely,



Norman A. Gardner, President &
Chief Executive Officer


April 28, 1997